UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Neuro-Hitech, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

641244108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 641244108

1	NAME OF REPORTING PERSON WHEATLEY MEDTECH PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,169,592(2)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,169,592(2)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,592(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

(2) Includes 486,646 shares of Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 641244108

1	NAME OF REPORTING PERSON WHEATLEY NEW YORK PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,167,857(3)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,167,857(3)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,167,857(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON PN

(3) Includes 692,022 shares of Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 641244108

1	NAME OF REPORTING PERSON WOODLAND VENTURE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,560(4)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 125,560(4)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,560(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

(4) Includes 75,560 shares of Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 641244108

1	NAME OF REPORTING PERSON SENECA VENTURES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,170(5)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 94,170(5)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,170(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

(5) Includes 56,670 shares of Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 641244108

1	NAME OF REPORTING PERSON BRMR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,780(6)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 62,780(6)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,780(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

(6) Includes 37,780 shares of Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 641244108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended to add the following:

The aggregate purchase price of 1,120,000 shares of Common Stock held by Wheatley MedTech was $280,000.00 and such securities were acquired with its working capital and its other funds.

A warrant held by Wheatley MedTech to purchase 31,220 shares of Common Stock, with an expiration date November 29, 2011 and an exercise price of $7.00 per share, was adjusted pursuant to certain anti-dilution protections provided to it in a prior private offering, to increase the number of shares underlying such warrant to 40,090 shares of Common Stock and to change the exercise price of such warrant to $5.00 per share.

A warrant held by Wheatley MedTech to purchase 50,000 shares of Common Stock, with an expiration date December 14, 2012 and an exercise price of $7.00 per share unless the warrants were exercised prior to the later of (i) April 30, 2008 or (ii) thirty days after a registration statement registering the shares of Common Stock underlying the warrants was declared effective by the Securities and Exchange Commission, in which case the exercise price was to be $5.00 per share, was adjusted pursuant to certain anti-dilution protections provided to it in this private offering, to increase the number of shares underlying such warrant to 151,120 shares of Common Stock and to change the exercise price of such warrant to $3.46 per share.

The aggregate purchase price of 1,680,000 shares of Common Stock held by Wheatley New York was $420,000.00 and such securities were acquired with its working capital and its other funds.

A warrant held by Wheatley New York to purchase 46,830 shares of Common Stock, with an expiration date November 29, 2011 and an exercise price of $7.00 per share, was adjusted pursuant to certain anti-dilution protections provided to it in a prior private offering, to increase the number of shares underlying such warrant to 60,000 shares of Common Stock and to change the exercise price of such warrant to $5.00 per share.

A warrant held by Wheatley New York to purchase 75,000 shares of Common Stock, with an expiration date December 14, 2012 and an exercise price of $7.00 per share unless the warrants were exercised prior to the later of (i) April 30, 2008 or (ii) thirty days after a registration statement registering the shares of Common Stock underlying the warrants was declared effective by the Securities and Exchange Commission, in which case the exercise price was to be $5.00 per share, was adjusted pursuant to certain anti-dilution protections provided to it in this private offering, to increase the number of shares underlying such warrant to 226,680 shares of Common Stock and to change the exercise price of such warrant to $3.46 per share.

CUSIP NO. 641244108

A warrant held by Woodland to purchase 25,000 shares of Common Stock, with an expiration date December 14, 2012 and an exercise price of $7.00 per share unless the warrants were exercised prior to the later of (i) April 30, 2008 or (ii) thirty days after a registration statement registering the shares of Common Stock underlying the warrants was declared effective by the Securities and Exchange Commission, in which case the exercise price was to be $5.00 per share, was adjusted pursuant to certain anti-dilution protections provided to it in this private offering, to increase the number of shares underlying such warrant to 75,560 shares of Common Stock and to change the exercise price of such warrant to $3.46 per share.

A warrant held by Seneca to purchase 18,750 shares of Common Stock, with an expiration date December 14, 2012 and an exercise price of $7.00 per share unless the warrants were exercised prior to the later of (i) April 30, 2008 or (ii) thirty days after a registration statement registering the shares of Common Stock underlying the warrants was declared effective by the Securities and Exchange Commission, in which case the exercise price was to be $5.00 per share, was adjusted pursuant to certain anti-dilution protections provided to it in this private offering, to increase the number of shares underlying such warrant to 56,670 shares of Common Stock and to change the exercise price of such warrant to $3.46 per share.

A warrant held by BRMR to purchase 12,500 shares of Common Stock, with an expiration date December 14, 2012 and an exercise price of $7.00 per share unless the warrants were exercised prior to the later of (i) April 30, 2008 or (ii) thirty days after a registration statement registering the shares of Common Stock underlying the warrants was declared effective by the Securities and Exchange Commission, in which case the exercise price was to be $5.00 per share, was adjusted pursuant to certain anti-dilution protections provided to it in this private offering, to increase the number of shares underlying such warrant to 37,780 shares of Common Stock and to change the exercise price of such warrant to $3.46 per share.

Dr. David Dantzker was granted by the Issuer (1) options to purchase 50,000 shares of Common Stock, 33,332 of which are currently exercisable, at an exercise price of $5.85 per share, (2) options to purchase 9,541 shares of Common Stock, 4,770 of which are currently exercisable, at an exercise price of $6.25 per share, (3) options to purchase 4,670 shares of Common Stock, all of which are currently exercisable, at an exercise price of $5.29 per share, (4) options to purchase 4,670 shares of Common Stock, all of which are currently exercisable, at an exercise price of $4.20 per share, and (5) options to purchase 18,678 shares of Common Stock, 10,892 of which are currently exercisable, at an exercise price of $4.20 per share, and, upon the exercise of such options, Dr. Dantzker will acquire such shares of Common Stock underlying such options with personal funds.

CUSIP NO. 641244108

  Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 29,438,186 shares of Common Stock outstanding, which comprises 14,004,853 shares of Common Stock outstanding as of May 5, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on May 20, 2008, plus (i) 1,700,000 shares of Common Stock issued to certain individuals pursuant to an Agreement and Plan of Merger, dated as of June 5, 2008, by and among the Issuer, GKI Acquisition Sub, Inc., GKI Acquisition Corporation (“GKI”) and Timothy J. Ryan, Matthew Colpoys, Jr. and Phillip J. Young, as reported in the Issuer’s Current Report on Form 8-K as filed with the SEC on June 11, 2008 (the “June 2008 Form 8-K”), (ii) 1,333,333 shares of Common Stock issued to David Ambrose pursuant to an Amended and Restated Stock Purchase Agreement, entered into on June 6, 2008, by and among the Issuer, GKI and David Ambrose, as reported in the June 2008 Form 8-K, (iii) 12,100,000 shares of Common Stock issued in a private placement of securities, as reported in the June 2008 Form 8-K, and (iv) 300,000 shares of Common Stock issued to an individual in lieu of payment for services rendered in connection with the aforementioned transactions, as reported in the June 2008 Form 8-K.

As of the close of business on June 10, 2008, Wheatley MedTech beneficially owned 2,169,592 shares of Common Stock (including 486,646 shares of Common Stock issuable upon the exercise of presently exercisable warrants) constituting approximately 7.3% of the shares of Common Stock outstanding.  Wheatley MedTech Partners, LLC, the general partner of Wheatley MedTech, and Nancy Casey, a member of Wheatley MedTech Partners LLC, may be deemed to beneficially own such shares of Common Stock.  Ms. Casey has shared voting and dispositive power with respect to the 2,169,592 shares of Common Stock beneficially owned by Wheatley MedTech.  Wheatley MedTech Partners, LLC and Ms. Casey disclaim beneficial ownership of these securities except to the extent of its/her respective equity interest therein.

As of the close of business on June 10, 2008, Wheatley New York beneficially owned 3,167,857 shares of Common Stock (including 692,022 shares of Common Stock issuable upon the exercise of presently exercisable warrants) constituting approximately 10.5% of the shares of Common Stock outstanding.  Wheatley NY Partners LLC, the general partner of Wheatley New York, and Brian Rubenstein and Larry Wagenberg, members of Wheatley NY Partners LLC, may be deemed to beneficially own such shares of Common Stock.  Messrs. Rubenstein and Wagenberg have shared voting and dispositive power with respect to the 3,167,857 shares of Common Stock beneficially owned by Wheatley New York.  Wheatley NY Partners LLC and Messrs. Rubenstein and Wagenberg disclaim beneficial ownership of these securities except to the extent of its/their respective equity interest therein.

As of the close of business on June 10, 2008, Woodland beneficially owned 125,560 shares of Common Stock constituting approximately 0.4% of the shares of Common Stock outstanding.

As of the close of business on June 10, 2008, Seneca beneficially owned 94,170 shares of Common Stock constituting approximately 0.3% of the shares of Common Stock outstanding.

As of the close of business on June 10, 2008, BRMR beneficially owned 62,780 shares of Common Stock constituting approximately 0.2% of the shares of Common Stock outstanding.

CUSIP NO. 641244108

As members of both Wheatley MedTech Partners, LLC and Wheatley NY Partners LLC, the general partner of Wheatley MedTech and Wheatley New York, respectively, Barry Fingerhut, Irwin Lieber, Jonathan Lieber and Seth Lieber may be deemed to beneficially own the 5,337,449 shares of Common Stock beneficially owned by Wheatley MedTech and Wheatley New York, constituting approximately 17.4% of the shares of Common Stock outstanding.  Messrs. Fingerhut, Lieber, Lieber and Lieber have shared voting and dispositive power with respect to such shares of Common Stock beneficially owned by Wheatley MedTech and Wheatley New York.  Each of Messrs. Fingerhut, Lieber, Lieber and Lieber disclaim beneficial ownership of these securities except to the extent of his respective equity interest therein.

As a member of both Wheatley MedTech Partners, LLC and Wheatley NY Partners LLC, the general partner of Wheatley MedTech and Wheatley New York, respectively, Dr. David Dantzker may be deemed to beneficially own 5,337,449 shares of Common Stock beneficially owned by Wheatley MedTech and Wheatley New York and 58,334 shares of Common Stock underlying presently exercisable options of the Issuer, constituting approximately 17.6% of the shares of Common Stock outstanding.  Dr. Dantzker has shared voting and dispositive power with respect to the 5,337,449 shares of Common Stock beneficially owned by Wheatley MedTech and Wheatley New York.  Dr. Dantzker disclaims beneficial ownership of these securities except to the extent of his equity interest therein.  Dr. Dantzker has sole voting and dispositive power with respect to 58,334 shares of Common Stock underlying the presently exercisable options.

As a member of both Wheatley MedTech Partners, LLC and Wheatley New York Partners LLC, the general partner of Wheatley MedTech and Wheatley New York, respectively, as a member and Chief Executive Officer of BRMR and as a general partner of each of Woodland and Seneca, Barry Rubenstein may be deemed to beneficially own the 5,619,959 shares beneficially owned by Wheatley MedTech, Wheatley New York, Woodland, Seneca and BRMR, constituting approximately 18.3% of the shares of Common Stock outstanding.  Mr. Rubenstein has shared voting and dispositive power with respect to such shares of Common Stock beneficially owned by Wheatley MedTech, Wheatley New York, Woodland, Seneca and BRMR.  Mr. Rubenstein disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

As a general partner of each of Woodland and Seneca, Woodland Services may be deemed to beneficially own the 219,730 shares beneficially owned by Woodland and Seneca, constituting approximately 0.7% of the shares of Common Stock outstanding.  Woodland Services has shared voting and dispositive power with respect to such shares of Common Stock beneficially owned by Woodland and Seneca.  Woodland Services disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

As an officer of Woodland Services and as a member of BRMR, Marilyn Rubenstein may be deemed to beneficially own the 282,510 shares beneficially owned by Woodland, Seneca and BRMR, constituting approximately 1.0% of the shares of Common Stock outstanding.  Ms. Rubenstein has shared voting and dispositive power with respect to such shares of Common Stock beneficially owned by Woodland, Seneca and BRMR.  Ms. Rubenstein disclaims beneficial ownership of these securities except to the extent of her equity interest therein.

CUSIP NO. 641244108

(b)           By virtue of their positions with Wheatley MedTech Partners LLC, Ms. Casey, Dr. Dantzker and Messrs. Barry Rubenstein, Fingerhut, Lieber, Lieber and Lieber share the power to vote and dispose of the shares of Common Stock reported in this Schedule 13D as beneficially owned by Wheatley MedTech.

By virtue of their positions with Wheatley NY Partners LLC, Dr. Dantzker and Messrs. Rubenstein, Fingerhut, Lieber, Lieber, Lieber, Rubenstein and Wagenberg share the power to vote and dispose of the shares of Common Stock reported in this Schedule 13D as beneficially owned by Wheatley New York.

Dr. Dantzker has sole voting and dispositive power with respect to the 48,167 shares of Common Stock underlying presently exercisable options.

By virtue of their positions with each of Woodland, Seneca and BRMR, Mr. Rubenstein and Ms. Rubenstein, share the power to vote and dispose of the shares of Common Stock reported in this Schedule 13D as beneficially owned by each of Woodland, Seneca and BRMR.

By virtue of its relationship to each of Woodland and Seneca, Woodland Services shares the power to vote and dispose of the shares of Common Stock reported in this Schedule 13D as beneficially owned by each of Woodland and Seneca.

(c)           Schedule A annexed hereto lists all transactions by all the persons described herein in the Issuer’s securities effected during the past sixty days.  Such transactions were effected in the private placement of securities.

(d)           No person other than the persons described herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

CUSIP NO. 641244108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2008	WHEATLEY MEDTECH PARTNERS, L.P.

	By:	Wheatley MedTech Partners, LLC its general partner

	By:	/s/ Barry Rubenstein
Barry Rubenstein, Chief Executive Officer

WHEATLEY NEW YORK PARTNERS LP

By:	Wheatley NY Partners LLC its general partner

By:	/s/ Barry Rubenstein
Barry Rubenstein,
Chief Executive Officer

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein,
General Partner

SENECA VENTURES

By:	/s/ Barry Rubenstein
Barry Rubenstein,
General Partner

BRMR, LLC

By:	/s/ Barry Rubenstein
Barry Rubenstein,
Chief Executive Officer

CUSIP NO. 641244108

SCHEDULE A

TRANSACTIONS IN SHARES OF THE ISSUER
DURING THE PAST SIXTY DAYS

Reporting Person	Class of Security	Number of Shares Acquired	Consideration	Date of Purchase	Where and how the transaction was effected
Wheatley MedTech	Common Stock	1,120,000	$280,000.00	June 10, 2008	Private Placement

Wheatley New York	Common Stock	1,680,000	$420,000.00	June 10, 2008	Private Placement

CUSIP NO. 641244108

EXHIBIT INDEX

Exhibit

1. Amended and Restated Joint Filing Agreement by and between Wheatley MedTech, Wheatley New York, Woodland, Seneca and BRMR, dated December 21, 2007 (filed previously).

2.         Registration Rights Agreement, dated as of November 29, 2007, by and among the Issuer and the investors identified therein (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2007).

3. Joint Filing Agreement by and between Wheatley MedTech and Wheatley New York, dated December 8, 2006 (filed previously).

4.           Escrow Agreement, dated as of November 29, 2006, by and among the Issuers, David Dantzker as Representative of the former Q-RNA, Inc. stakeholders, and Empire Stock Transfer, as escrow agent (filed previously).

5. Stockholders’ Agreement by Reuben Seltzer and Alan Kestenbaum and the individuals listed on Schedule A thereto, dated as of November 29, 2006 (filed previously).

6.           Registration Rights Agreement by and among the Issuer and David Dantzker as Representative of the former Q-RNA, Inc. stakeholders dated as of November 29, 2006 (incorporated by reference to Exhibit 4.1 of the Issuer’s Periodic Report on Form 8-K filed with the SEC on December 5, 2006).

7.           Registration Rights Agreement between the Issuer and the individuals listed on Schedule A thereto, dated as of November 29, 2006 (incorporated by reference to Exhibit 4.2 of the Issuer’s Periodic Report on Form 8-K filed with the SEC on December 5, 2006).